GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

RECEIVED
2006 FEB -6 P 3:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010706

SUPPL

February 3, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of January, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Announces Drill Results for Warra Warra Target at the Malku Khota Silver Project in Bolivia	January 10, 2006
(b)	General Minerals Corporation Announces Start of Drilling at the Dragoon Copper Property in Arizona	January 16, 2006
(c)	General Minerals Corporation Announces the Acquisition of the Bluebird Copper Silver Property in Granite County, Montana	January 17, 2006

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-01

RECEIVED

General Minerals Corporation Announces Drill Results for Warra Warra Target at the Malku Khota Silver Project in Bolivia

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 10, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce the drill results from the first five diamond drill holes from the Warra Warra target at the Malku Khota silver project in west central Bolivia by SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd. (collectively "Apex Silver"). These drill holes are part of a drill program that will consist of up to 2,500 metres of diamond core drilling in up to twelve drill holes. The drilling program may be reduced or expanded depending on results. These five holes were drilled in the Warra Warra target where GMC previously reported a zone of interest with 1.5 kms of strike within the host sandstone unit.

Mineralization at Malku Khota is located within a 30 to 200 metre thick sandstone unit that trends approximately north-north-west and is the same sandstone unit that was drilled in the Limosna target, reported previously (see GMC PR05-13, Dec. 12, 2005). The unit dips at 70-80 degrees to the west. The drill holes are all drilled at approximately a 15 degree declination to the east so as to cut the host unit at approximately 90 degrees providing true thicknesses of the mineralization.

Five holes have now been completed in the Warra Warra target area, the most northerly of the three surface silver geochemical anomalies, in the sandstones, reported earlier. Diamond drill hole ("DDH") ww001 is located approximately 2.2 kms NNW of the tunnels in the Limosna zone, reported in the last press release (see GMC PR05-13, Dec. 12, 2005). Continuous rock chip samples from within these old tunnels averaged 395 gpt silver over 130 metres true width (see GMC PR05-06, June 6, 2005).

In summary, the drilling to date has delineated two zones of interest, one in the Limosna target reported earlier and one in the Warra Warra target reported here. At Limosna, a tunnel and two drill holes (LMD003 and LMD004) within a strike length of 340 metres, reported grades of 130m @395 gpt Ag, 115.5m @78.9 gpt Ag and 70m @44.7 gpt Ag respectively, and at Warra Warra there are two holes (WW001 and WW002) 200 metres apart which include intervals of 102.7m @51.6 gpt Ag and 106m @30.8 gpt Ag respectively. Both zones include narrower intervals of higher grade. Mineralization starts at surface with little or no overburden, is all oxide and is near vertical. The drill holes and tunnel extend to 100-160 metres vertically below the surface.

A map is on GMC's website (www.generalminerals.com) showing the area of the current drilling, the drill holes and the tunnel.

All five holes at Warra Warra penetrated almost totally oxidized sandstone and did not reach the deeper primary sulphide mineralization. Thus, the rock is likely leached, so results may not reflect the true grade of the unleached primary sulfide mineralization that is expected to occur at a greater but unknown depth. The primary sulfide mineralization was not reached due to the planned, low angle drilling in these five holes. The five holes penetrated the sandstone from surface to a maximum depth vertically below surface of approximately 100 to 160 metres. This means that primary mineralization in the locations drilled occurs at a greater depth than these intercepts.

The Warra Warra target comprises disseminated silver mineralization within the sandstone over a strike length of approximately 1.5 km. and widths of 80-300 metres. The five drill holes cover approximately 800 metres of strike length of this target. Oxidized mineralization is expected to occur between the surface and the vertical depth below the surface reached by the drill holes which is approximately 100-160 metres. There is little or no overburden. The holes are described in sequence from the most northerly to the most southerly. Two assay methods are shown in the following table, ME-ICP61 and ME-GRA21, because the results previously reported from the Limosna target used the ME-GRA21 method and since that time it has been found that the ME-ICP61 method gives a more complete silver

assay due to the aggressive digestion of the sample. In general terms, silver values of less than 30 gpt are 30%-70% higher and values greater than 30 gpt Ag are 5%-9% higher using this method.

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres (approx. true width)	Average grade silver gpt. (MEGRA21)	Average grade silver gpt. (MEICP61)	Average grade silver opt* (MEICP61)
WW004	8	57.2	10	14.3	0.46
	Highest grade interval	1.0	58	64.1	2.1
125 metres further south:					
WW003	5	44.1	10.2	16.5	0.53
	Highest grade interval	0.8	27	41.4	1.33
	Second zone	6	21	27.7	0.89
325 metres further south:					
WW001	9	102.7	47.7	51.6	1.66
	Largest interval with average > 100	5.2	401.7	426.1	13.70
	Highest grade interval	2	628	666	21.41
200 metres further south:					
WW002	5	106	28.2	30.8	0.99
	includes	20	68.2	71.6	2.30
	includes	10	107	112.3	3.61
	Highest grade interval	1.3	279	295	9.49
450 metres south east of WW001:	This is in a different sandstone unit				
WW006	7	22	31	28.8	0.93
	Second interval	2.2	220.4	240	7.72

*opt = ounces (Troy) per tonne

At GMC's former Atocha project, 25 km. to the north in the same rock unit, drilling results always appeared to be lower than bulk samples obtained by tunneling and mining in the same area. It was never clarified if this was due to loss of silver in drilling fluids or due to a nugget effect. This same issue may be present at Malku Khota, since the highest grades are found in the tunnel samples previously reported (see GMC PR05-06, June 6, 2005). Apex Silver is costing the development of one or more exploration tunnels into the Limosna target to confirm grade and better understand metal distribution. Apex Silver is also planning at least one deeper, higher angle hole in this round of drilling to try and locate unleached, primary mineralization or zones of secondary enrichment.

Apex Silver is presently drilling the central target called Malku Khota. Results will be reported once drilling is complete and assays verified in this target.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies. In addition to the Malku Khota project that has been optioned to Apex Silver, the Company has optioned the following three projects:

> Monitor copper-silver prospect (USA) with Teck Cominco Ltd. (drilling began in November, 2005). Results are expected be confirmed and released in late January, 2006;
>
> Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;
>
> Dragoon copper-molybdenum (USA) with BHP Billiton.

The Qualified Person on the project under National Instrument 43-101 for Apex Silver is Robert B. Blakestad, M. Sc., R.G, P.G., Vice President-Exploration of Apex Silver.

The samples were analyzed by ALS Chemex, Peru by fire assaying a 30 gram sample with gravimetric finish (ME-GRA21) and by ICP using the ME-ICP61 method which uses a "near total" digestion with $HF+HNO_3+HCLO_4$ and an HCL leach, combined with atomic Absorption (AA62) for values greater than 100 gpt Ag using the same digestion method.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and its partners. The nature, timing and extent of the planned drill programs may materially change from current intentions for a number of reasons, including if the results of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-02

General Minerals Corporation Announces Start of Drilling at the Dragoon Copper Property in Arizona

January 16, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that BHP Billiton has commenced drilling at the Dragoon copper-molybdenum property located in southern Arizona, approximately 60 miles east of Tucson. BHP Billiton optioned the property in April 2005 and can earn up to a 70% joint venture interest by completing certain exploration expenditures and by making payments to GMC as announced on April 28, 2005 (see GMC PR05-04). BHP Billiton plans to complete approximately 1,200-2,500 metres of drilling within 3-5 holes, depending on initial results. The holes will be started with a rotary drill until bedrock is reached. This will be followed by core drilling to the completion depth. There are now three joint venture partners drilling on GMC properties. In addition to BHP Billiton drilling at Dragoon, Teck Cominco America Incorporated is drilling at the Monitor property near Globe Arizona, and SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd., is drilling at the Malku Khota silver project in central Bolivia.

The drill target at Dragoon is an enriched porphyry copper system buried under valley fill gravels just north of the Dragoon Mountains. GMC was able to acquire core from a past drilling program which encountered porphyry style alteration. BHP Billiton's work over the past summer focused on expanding the geophysical surveys and developing drill targets. Up to five initial holes will be completed with depths of up to 640 metres. It is expected that the initial drill program will take several months to complete.

A summary of the Dragoon property can be found on GMC's website (www.generalminerals.com) as well as information on other GMC properties.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies. In addition to the Dragoon copper-molybdenum project optioned by BHP Billiton, the Company has optioned the following three projects:

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. (Drilling began in November, 2005 and results are expected be confirmed and released in late January, 2006).

Malku Khota silver project (Bolivia) with the Apex Silver subsidiary SILEX Bolivia S.A. (Drilling in progress and results released through a series of news releases).

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada. (Drilling permit application in progress with Chilean authorities)

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and its partners. The nature, timing and extent of the planned drill programs may materially change from current intentions for a number of reasons, including if the results of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-03

General Minerals Corporation Announces the Acquisition of the Bluebird Copper-Silver Property in Granite County, Montana

January 17, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce the acquisition of the Bluebird copper-silver property in Granite County, Montana. The property is a Spar Lake type occurrence and is located approximately 25 miles south of Phillipsburg and 30 miles west of Anaconda and consists of 94 lode claims covering 1935 acres (783 ha). The claims cover a stratabound copper-silver occurrence within the Belt Supergroup. The property was drilled by Anaconda Copper Company between 1979 and 1982. Results from the drilling show intercepts of 95 feet (29 metres) at 0.88% Cu and 0.3oz/t Ag including 34.2 feet (10.4 metres) at 1.68% Cu and 0.73 oz/t Ag within diamond drill hole 1, and 65 feet (19.8 metres) at 0.34% Cu and 0.23 oz/t Ag within diamond drill hole 2. Both of these holes were drilled in 1979 and are the only two holes for which there are complete results. The host rocks are a series of sandstones which are similar to the mineralized beds within the Spar Lake deposits in western Montana. High-grade, primary mineralization consists of chalcocite within the matrix of the sandstone units. Secondary mineralization seen on surface consists of chrysocolla, malachite, and turquoise.

GMC collected 230 soil samples to geochemically define the trace of the host stratigraphy. The results of this work outline a mineralized strike length of 17,700 feet (5,400 metres) with copper values ranging up to 600 ppm Cu within the soil. By accurately defining the trace of the mineralized stratigraphy it was determined that most of the holes drilled by Anaconda would not have intersected the host unit. This work also determined that there were areas showing significant copper values within the soils where no past drilling occurred. Future plans call for continued geologic, geochemical and geophysical work to further define the extent of the mineralization before seeking a joint venture partner.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies and drilling is currently taking place on three of those properties. The Company has optioned the following four projects:

Malku Khota silver project (Bolivia) with the Apex Silver subsidiary SILEX Bolivia S.A. (Drilling in progress and results released through a series of news releases).

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. (Drilling began in November, 2005 and results are expected be confirmed and released in late January, 2006).

Dragoon copper-molybdenum (USA) with BHP Billiton. (Drilling currently in progress).

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com